FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, April 12, 2007

FAIRFAX ANNOUNCES PURCHASE OF TORSTAR CORPORATION CLASS B SHARES

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it has purchased, in the investment portfolios of its insurance subsidiaries, 5,380,000 Class B shares of Torstar Corporation, bringing its total holdings in Torstar Corporation to 12,532,200 Class B shares or approximately 18.2 % of the total Class B shares outstanding. The shares were purchased through the facilities of the Toronto Stock Exchange for investment purposes. Fairfax continually reviews its investment alternatives and may purchase additional shares of Torstar Corporation from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:  Greg Taylor, Chief Financial Officer, at (416) 367-4941